SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         Abraxas Petroleum Corporation
                        ------------------------------
             (Exact name of registrant as specified in its charter)

                           Nevada                           74-2584033
        -----------------------------------------      --------------------
         (State of incorporation or organization)       (IRS Employer
                                                         Identification No.)

          500 Northeast Loop 1604, Suite 100 San Antonio, Texas   78232
          -----------------------------------------------------------------
             (Address of principal executive offices)         (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                     Common Stock, par value $.01 per share
                                (Title of Class)


Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)

Name of each exchange on which each class is to be registered

                           The American Stock Exchange


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


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Item 1.  Description of Securities to be Registered.
         ------------------------------------------

         The class of securities to be registered hereby is the common stock, par value $.01 per share, of Abraxas. The following is a description of the common stock of Abraxas.

         Abraxas is authorized to issue 200,000,000 shares of common stock, par value $.01 per share. At August 10, 2000, there were 22,600,116 shares of Abraxas common stock issued and outstanding. Holders of the common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by Abraxas.

         Holders of the common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor. Under the terms of the first lien notes indenture and the second lien notes indenture, Abraxas may not pay dividends on shares of the common stock. In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of Abraxas' assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of Preferred Stock. All of the outstanding shares of the common stock are fully paid and nonassessable.

         References herein to Abraxas' common stock include the common share purchase rights distributed by Abraxas to its stockholders on November 17, 1994 as long as they trade with the common stock. See "-- Stockholder Rights Plan".

         Anti-takeover   Effects  of  Certain  Provisions  of  the  Articles  of
Incorporation and Bylaws

         Abraxas' Articles of Incorporation and Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Articles of Incorporation and Bylaws provide that the Board of Directors will consist of not less than three nor more than twelve members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office. The Board of Directors, and not the stockholders, has the authority to determine the number of directors, and could prevent any stockholder from obtaining majority representation  on  Abraxas'  Board  of  Directors  by  enlarging  the  Board of
Directors and by filling the new directorships with the stockholder's own nominees. In addition, directors may be removed by the stockholders only for cause.
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         The Articles of Incorporation  and Bylaws provide that special meetings of stockholders of Abraxas may be called only by the Chairman of the Board, the President or a majority of the members of the Board of Directors. This provision may make it more difficult for stockholders to take actions opposed by the Board of Directors.

         The Articles of Incorporation and Bylaws provide that any action required to be taken or which may be taken by holders of Abraxas common stock must be effected at a duly called annual or special meeting of such holders, and may not be taken by any written consent of such stockholders. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the persons set forth above. The provisions of the Articles of Incorporation and Bylaws prohibiting stockholder action by written consent could prevent the holders of a majority of the voting power of Abraxas from using the written consent procedure to take stockholder action and taking action by consent without giving all the stockholders of Abraxas entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

Stockholder Rights Plan

         On November 17, 1994, the Board of Directors of Abraxas adopted a stockholder rights plan (the "Stockholder Rights Plan"). Under the terms of the Stockholder Rights Plan, the Board of Directors of Abraxas declared a dividend of one common share purchase right ("Stockholder Right") on each share of the Abraxas common stock outstanding on November 17, 1994. Each Stockholder Right entitles the holder thereof to buy one share of Abraxas common stock at an exercise price of $40 per share, subject to adjustment.

         The Stockholder Rights are not exercisable until the occurrence of specified events. Upon the occurrence of such an event (which events are generally those which would signify the commencement of a hostile bid to acquire Abraxas), the Stockholder Rights then become exercisable (unless redeemed by the Board of Directors) for a number of shares of Abraxas common stock having a market value of four times the exercise price of the Stockholder Right. If the acquiror were to conclude the acquisition of Abraxas, the Stockholder Rights would then become exercisable for shares of the controlling/surviving corporation having a value of four times the exercise price of the Stockholder Rights. If the Stockholder Rights were exercised at any time, significant dilution would result, thus making the acquisition prohibitively expensive for the acquiror. In order to encourage a bidder to negotiate with the Board of Directors, the Stockholder Rights Plan provides that the Stockholder Rights may be redeemed under prescribed circumstances by the Board of Directors.

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
         The Stockholder Rights are not intended to prevent a takeover of Abraxas and will not interfere with any tender offer or business combination approved by the Board of Directors. The Stockholder Rights Plan is intended to protect the stockholders in the event of (a) an unsolicited offer to acquire Abraxas, including offers that do not treat all stockholders equally, (b) the acquisition in the open market of shares constituting control of Abraxas without offering fair value to all stockholders and (c) other coercive takeover tactics which could impair the Board's ability to fully represent the interests of the stockholders.


Anti-Takeover Statutes

         The Nevada General Corporation Law (the "Nevada GCL") contains two provisions, described below as "Combination Provisions" and the "Control Share Act," that may make more difficult the accomplishment of unsolicited or hostile attempts to acquire control of a corporation through certain types of transactions.

Restrictions on Certain Combinations Between Nevada Resident Corporations and Interested Stockholders

         The Nevada GCL includes certain provisions (the "Combination Provisions") prohibiting certain "combinations" (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an "interested stockholder" (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation's stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than three years after the interested stockholder's date of acquiring shares. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto, or in its bylaws. Abraxas' Articles of Incorporation and Bylaws do not currently contain a provision rendering the Combination Provisions inapplicable.

Nevada Control Share Act

         Nevada's Control Share Acquisition Act (the "Control Share Act") imposes procedural hurdles on and curtails greenmail practices of corporate raiders. The Control Share Act temporarily disenfranchises the voting power of "control shares" of a person or group ("Acquiring Person") purchasing a "controlling interest" in an "issuing corporation" (as defined in the Nevada
GCL) not opting out of the Control Share Act. In this regard, the Control Share Act will apply to an "issuing corporation" unless, before an acquisition is made, the articles of incorporation or bylaws in effect on the tenth day

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following  the  acquisition  of  a  controlling  interest  provide  that  it  is inapplicable. Abraxas' Articles of Incorporation and Bylaws do not currently contain a provision rendering the Control Share Act inapplicable.

         Under the Control Share Act, an "issuing corporation" is a corporation organized in Nevada which has 200 or more stockholders, at least 100 of whom are stockholders of record (which for this purpose includes registered and beneficial owners) and residents of Nevada, and which does business in Nevada directly or through an affiliated company. The status of Abraxas at the time of the occurrence of a transaction governed by the Control Share Act (assuming that Abraxas' Articles of Incorporation or Bylaws have not theretofore been amended to include an opting out provision) would determine whether the Control Share Act is applicable.

         The Control Share Act requires an Acquiring Person to take certain procedural steps before he or it can obtain the full voting power of the control shares. "Control shares" are the shares of a corporation (1) acquired or offered to be acquired which will enable the Acquiring Person to own a "controlling interest," and (2) acquired within 90 days immediately preceding that date. A "controlling interest" is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with one-fifth) of all voting power of the corporation. The Acquiring Person may not vote any control shares without first obtaining approval from the stockholders not characterized as "interested stockholders" (as defined below).

         To obtain voting rights in control shares, the Acquiring Person must file a statement at the principal office of the issuer ("Offeror's Statement") setting forth certain information about the acquisition or intended acquisition of stock. The Offeror's Statement may also request a special meeting of stockholders to determine the voting Rights to be accorded to the Acquiring Person. A special stockholders' meeting must then be held at the Acquiring Person's expense within 30 to 50 days after the Offeror's Statement is filed. If a special meeting is not requested by the Acquiring Person, the matter will be addressed at the next regular or special meeting of stockholders.

         At the special or annual meeting at which the issue of voting rights of control shares will be addressed, "interested stockholders" may not vote on the question of granting voting rights to control the corporation or its parent unless the articles of incorporation of the issuing corporation provide otherwise. Abraxas' Articles of Incorporation do not currently contain a provision allowing for such voting power.

         If full voting power is granted to the Acquiring Person by the disinterested stockholders, and the Acquiring Person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in

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the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest) all stockholders of record, other than the Acquiring Person, who have not voted in favor of authorizing voting rights for the control shares, must be sent a notice advising them of the fact and of their right to receive "fair value" for their shares. Abraxas' Articles of Incorporation and Bylaws do not provide otherwise. Within 20 days of the mailing of the notice, any such stockholder may demand to receive from the corporation the "fair value" for all or part of his shares. "Fair value" is defined in the Control Share Act as "not less than the highest price per share paid by the Acquiring Person in an acquisition."

         The Control Share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest: (1) if the Acquiring Person fails to deliver the Offeror's Statement to the corporation within 10 days after the Acquiring Person's acquisition of the control shares; or (2) an Offeror's Statement is delivered, but the control shares are not accorded full voting rights by the stockholders. Abraxas' Articles of Incorporation and Bylaws do not address this matter.

Item 2.  Exhibits.
         --------

         3.1 Articles of Incorporation of Abraxas. (Filed as Exhibit 3.1 to Abraxas' Registration Statement on Form S-4, No. 333-36565 (the "S-4 Registration Statement")).

         3.2 Articles of Amendment to the Articles of Incorporation of Abraxas dated October 22, 1990 (Filed as Exhibit 3.3 to the S-4 Registration Statement).

         3.3 Articles of Amendment to the Articles of Incorporation of Abraxas dated December 18, 1990. (Filed as Exhibit 3.4 to the S-4 Registration Statement).

         3.4 Articles of Amendment to the Articles of Incorporation of Abraxas dated June 8, 1995. (Filed as Exhibit 3.4 to Abraxas' Registration Statement on Form S-3, No. 333-00398 (the "S-3 Registration Statement")).

         3.5 Amended and Restated Bylaws of Abraxas. (Filed as Exhibit 3.5 to the S-3 Registration Statement).

         4.1   Specimen Common Stock  Certificate of Abraxas.  (Filed as Exhibit
               4.1 to the S-4 Registration Statement).
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         4.2   Rights Agreement dated as of December 6, 1994 between Abraxas and
               First Union National Bank of North Carolina  ("FUNB").  (Filed as
               Exhibit 4.1 to Abraxas' Registration Statement on Form 8-A filed on December 6, 1994).

         4.3 Amendment to Rights Agreement dated as of July 14, 1997 by and between Abraxas and American Stock Transfer and Trust Company (Filed as Exhibit 1 to Amendment No. 1 to Abraxas' Registration Statement on Form 8-A filed on August 20, 1997).




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Pursuant to the  requirements  of Section 12 of the  Securities  Exchange Act of
1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 17, 2000.

                              ABRAXAS PETROLEUM CORPORATION


                              By:      s/s Chris E. Williford
                                   Chris E. Williford
                                   Executive Vice President, Chief Financial
                                   Officer and Treasurer


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